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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   FORM 12b-25

                                            Commission File Number 000-25674
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                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K    [ ] Form 11-K   [ ]  Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

      For Period Ended: January 31, 2003

[ ]  Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

      For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Items 6, 7, 7A, 8 and 14

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  SkillSoft Public Limited Company
Former name if applicable:  SmartForce Public Limited Company
Address of principal executive office (Street and number):  107
Northeastern Blvd.
City, state and zip code:  Nashua, NH 03062

                                     PART II
                          RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)  The reasons described in reasonable detail in
            [X]        Part III of this form could not be eliminated
                       without unreasonable effort or expense;
                  (b)  The subject annual report, semi-annual report,
                       transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has been unable to complete in a timely manner the gathering of the relevant financial information and the completion of the required analysis in order to complete Items 6, 7, 7A, 8 and 14 of the Annual Report on Form 10-K for the period ended January 31, 2003 without unreasonable effort or expense by the prescribed due date. This delay is due to the Registrant's decision to further review accounting matters related to the predecessor entity (see below) resulting from the merger between SkillSoft Corporation and SmartForce PLC.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Charles E. Moran, President and Chief Executive Officer,
                  603-324-3000

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [ ] Yes [X] No

            The Registrant has not filed an Amendment to Current Report on Form 8-K (the "Form 8-K"), amending the Registrant's Current Report on Form 8-K filed with the SEC on September 20, 2002 to include the financial statements required by Item 7(b) thereof (the "Item 7(b) Financials"), because of the need to restate previously issued financial statements for the years 1999, 2000, 2001 and the first two quarters of 2002 (the "SmartForce Historical Financials"), when the Registrant was known as "SmartForce Public Limited Company" ("SmartForce"). As previously reported by the Registrant, while preparing the closing balance sheet for SmartForce as of September 6, 2002, the date on which the Registrant completed its merger with SkillSoft Corporation, the Registrant identified several accounting issues relating to the SmartForce Historical Financials (which, following the merger, are no longer the historical financial statements of the Registrant). The Registrant is restating the SmartForce Historical Financials to accurately prepare the Item 7(b) Financials to be filed with the Form 8-K. The Registrant, in association with its independent auditors, is seeking to resolve the restatement process as expeditiously as possible. The Registrant will file the Form 8-K as soon as practicable after the restatement process is complete.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ]  Yes   [X]   No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            For accounting purposes, the merger between SmartForce Public Limited Company and SkillSoft Corporation was accounted for as a reverse acquisition, with SkillSoft Corporation as the accounting acquiror. Because SkillSoft Corporation was the accounting acquiror, the historical financial statements of the Registrant have become those of SkillSoft Corporation. The results of operations of the Registrant for the fiscal year ended January 31, 2003 will reflect changes from the results of operations for the fiscal year ended January 31, 2002 resulting from the inclusion of


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            SmartForce operating results in the Registrant's results of operations since September 6, 2002, the date of the merger. The historical financial statements of SkillSoft Corporation are not affected by the restatement of the SmartForce Historical Financials, the restatement of the SmartForce Historical Financials will therefore have no effect on the results of operations from the corresponding period for the last fiscal year to be reported in the Form 10-K.


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                        SkillSoft Public Limited Company
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  April 29, 2003              By:    /s/ Charles E. Moran
                                           ------------------------------
                                    Name:  Charles E. Moran
                                    Title: President and Chief
                                           Executive Officer


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